UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 __________________________________
SCHEDULE 13G
(Rule 13d-102)

(Amendment No. 2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

 __________________________________
Lazydays Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
52110H100
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

  __________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 52110H100	13G

1	NAME OF REPORTING PERSONS Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 728,571
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 728,571

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%**
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 52110H100	13G/A

1	NAME OF REPORTING PERSONS Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 728,571
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 728,571

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

AMENDMENT NO. 2 TO SCHEDULE 13G
This Amendment No. 2 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to common stock, par value $0.0001 (the “Common Stock”), of Lazydays Holdings, Inc., a Delaware corporation (the “Issuer”).
This Amendment relates to warrants to purchase Common Stock of the Issuer purchased by Nokomis Capital through the accounts of certain private funds (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 728,571 shares of Common Stock underlying presently exercisable warrants held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 728,571 shares of Common Stock underlying presently exercisable warrants held by the Nokomis Accounts.
This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.
Lazydays Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
6130 Lazy Days Blvd.
Seffner, Florida 33584

Item 2(a)	Name of Person Filing.
Nokomis Capital, L.L.C. (“Nokomis Capital”) and Mr. Brett Hendrickson (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
1300 Golden Gate Drive
Southlake, TX 76092

Item 2(c)	Citizenship or Place of Organization.
Nokomis Capital is a limited liability company organized under the laws of the State of Texas. Mr. Hendrickson is the principal of Nokomis Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.0001 (the “Common Stock”).

Item 2(e)	CUSIP Number.
52110H100

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Nokomis Capital and Mr. Hendrickson are the beneficial owners of 728,571 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(b)
Nokomis Capital and Mr. Hendrickson are the beneficial owners of 7.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 728,571 by the sum of (i) 9,593,150, the number of shares of Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020 and (ii) 728,571, the number of shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Nokomis Accounts.

(c)
Nokomis Capital, as the investment adviser to the Nokomis Accounts, may direct the vote and dispose of the 728,571 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 728,571 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Nokomis Accounts.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2021

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson